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                                WisdomTree Trust
                           48 Wall Street, 11th Floor
                               New York, NY 10005



December 31, 2007

VIA ELECTRONIC FILING

Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Attn:   Christian Sandoe

RE:      WisdomTree Trust
         Post-Effective Amendment No. 8 to Registration Statement on Form N-1A File Nos. 333-132380 and 811-21864

Dear Mr. Sandoe:

         This letter serves as an acknowledgement of the staff's withdrawal of a comment WisdomTree Trust received on December 18, 2007 to Post-Effective Amendment No. 8 to its Registration Statement on Form N-1A.

         A link to the original filing received by the Securities and Exchange Commission on November 2, 2007, as well as the staff's comment received on December 18, 2007, are included below for your reference.


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http://sec.gov/Archives/edgar/data/1350487/000113322807000373/0001133228-07-000373-index.htm
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         7. Comment: (Prospectus/Fees and Expenses)

               Please include the Fund's "Creation Unit Transaction Fees" in the "Shareholder Fees and Expenses" section.

               Please contact me with any questions. Thank you in advance for your assistance.



                                            Very truly yours,

                                            WisdomTree Trust


                                            By:  /s/ Richard A. Morris
                                                 --------------------------
                                                 Name:  Richard A. Morris
                                                 Title: Secretary